

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2015

<u>Via E-mail</u>
R. Pierce Onthank
President and Chief Executive Officer
American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, CT 06880

> **Re: American Energy Group, Ltd.**
> **Form 10-K for the Fiscal Year ended June 30, 2014**
> **Filed October 14, 2014**
> **Response letter dated June 12, 2015**
> **File No. 0-26402**

Dear Mr. Onthank:

      We issued comments to you on the above captioned filing on August 4, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 6, 2015.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Mark Wojciechowski at (202) 551-3759, or me at (202) 551-3745 with any questions.

                Sincerely,

                /s/ Karl Hiller *for*

                H. Roger Schwall
                Assistant Director
                Office of Natural Resources